UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1 )

1347 Property Insurance Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities) 68244P 107
(CUSIP Number)
Eric Orsic, Esq.
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096
(312) 984-7617
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kingsway Financial Services Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,475,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,475,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,475,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 33.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1347 Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,500,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 20.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Mendakota Casualty Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 75,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kingsway America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 900,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 900,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 15.1%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1511 N. Westshore Blvd., Suite 870, Tampa, FL 33607. This Amendment No. 1 is being filed in connection with that certain transaction pursuant to which a Reporting Person, Kingsway America Inc. (“KAI”), sold 100,000 shares of Common Stock to Ballantyne Strong, Inc. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 2.	IDENTITY AND BACKGROUND

(d) During the last five years, none of the Reporting Persons nor any persons named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any persons named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	PURPOSE OF TRANSACTION

See Item 5 below.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

On February 24, 2015, 1347 Advisors LLC (“Advisors’), a subsidiary of Kingsway Financial Services (“KFSI”), entered into an Agreement to Buyout and Release (the “Buyout Agreement”) between Advisors and the Issuer. The Buyout Agreement terminates a Management Services Agreement (the “MSA”) dated February 11, 2014 between the same parties in which Advisors provided to the Issuer certain services, including forecasting, analysis of capital structure and reinsurance programs, consultation in future restructuring or capital raising transactions, and consultation in corporate development initiatives.

In connection with the Buyout Agreement and in consideration for Advisors agreeing to voluntarily terminate the MSA effective February 24, 2015 pursuant to the Buyout Agreement, Advisors: (i) received $2,000,000 in cash, (ii) received 120,000 shares of the Issuer’s Series B Preferred Shares having a liquidation amount per share equal to $25.00, (iii) received a seven-year warrant (the “Warrant”) to purchase up to 1,500,000 shares of the Common Stock at an exercise price of $15.00 per share, and (iv) entered into a Performance Shares Grant Agreement dated February 24, 2015, with the Issuer, whereby Advisors will be entitled to receive 100,000 shares of the Common Stock from the Issuer if at any time the last sales price of the Common Stock equals or exceeds $10.00 per share for any 20 trading days within any 30-trading day period (collectively, the “Transaction”). The Transaction closed on February 24, 2015.

The Warrant issued to Advisors is immediately exercisable to purchase up to 1,500,000 shares (the “Warrant Shares”) of the Common Stock at $15.00 per share.

The amounts below do not include 100,000 shares of the Issuer’s common stock that could be issued to Advisors at any time the last sales price of the Issuer’s common stock equals or exceeds $10.00 per share for any 20 trading days within any 30-trading day period.

(a) By virtue of its control relationship, KFSI may be deemed the beneficial owner of 2,475,000 shares of Common Stock representing approximately 33.2% of the outstanding shares of the Issuer’s Common Stock.

Advisors may be deemed the beneficial owner of 1,500,000 shares of Common Stock representing approximately 20.1% of the outstanding shares of the Issuer’s Common Stock.

Mendakota Casualty Company (“MCC”) may be deemed the beneficial owner of 75,000 shares of Common Stock representing approximately 1.3% of the outstanding shares of the Issuer’s Common Stock.

KAI may be deemed the beneficial owner of 900,000 shares of Common Stock representing approximately 15.1% of the outstanding shares of the Issuer’s Common Stock

The aggregate percentage of the Issuer’s common stock beneficially owned by the Reporting Persons is calculated based upon 5,958,866 shares of common stock outstanding as reported by the Issuer in its Form 10-Q for the period ended September 30, 2016 as adjusted to reflect the exercise of 1,500,000 Warrant Shares in the case of the beneficial owner thereof.

(b) By virtue of its control relationship, KFSI shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 2,475,000 shares of common stock beneficially owned by Advisors, MCC and KAI.

Advisors shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 1,500,000 shares of Common Stock issuable upon exercise of the Warrant.

MCC shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 75,000 shares of Common Stock it holds.

KAI shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 900,000 shares of Common Stock it holds.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in the Exhibit hereto or previously reported on this Schedule 13D, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS Item 7 is hereby amended to add the following exhibit:
Exhibit	Description
6	Purchase Agreement dated December 7, 2016, by and between Kingsway America Inc. and Ballantyne Strong, Inc.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2016

KINGSWAY FINANCIAL SERVICES INC.

By: /s/ Larry G. Swets, Jr.

Name: Larry G. Swets, Jr.

Its: President and Chief Executive Officer

1347 ADVISORS LLC

By: /s/ William A. Hickey, Jr.

Name: William A. Hickey, Jr.

Its: Managing Director

MENDAKOTA CASUALTY COMPANY

By: /s/ Stephen J. Harrison

Name: Stephen J. Harrison

Its: President

KINGSWAY AMERICA INC.

By: /s/ Larry G. Swets, Jr.

Name: Larry G. Swets, Jr.

Its: President and Chief Executive Officer

Schedule A

Directors and Officers of
Certain Reporting Persons

Kingsway Financial Services Inc.

The following sets forth the name, position and principal occupation of each director and executive officer of KFSI. Each such person is a citizen of the United States of America or Canada (as indicated by an *). The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
Larry G. Swets, Jr.	President, Chief Executive Officer and Director; executive
William A. Hickey, Jr.	Executive Vice President, Chief Operating Officer and Chief Financial Officer; Secretary; executive
Terence Kavanagh*	Chairman of the Board and Director; investment manager
Gregory Hannon*	Director; investment manager
Gary Schaevitz	Director; investment manager
Joseph Stilwell	Director; investment manager
John Fitzgerald	Director; Executive Vice President

1347 Advisors LLC

The following sets forth the name, position and principal occupation of each director and executive officer of Advisors. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
Hassan Raza Baqar	Managing Director; executive
William A. Hickey, Jr.	Managing Director; executive
Larry G. Swets, Jr.	Managing Director; executive

Mendakota Casualty Company

The following sets forth the name, position and principal occupation of each director and executive officer of MCC. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
William A. Hickey, Jr.	Director; executive
Richard A. Slater, Jr.	Sr. Vice President and Director; executive
Sandra Marie Pappas	Treasurer, Secretary and Director; accountant
Robert Thomas Rotondo	Vice President and Director; manager
Leeann H. Repta	Director; manager
Stephen J. Harrison	President; executive

Kingsway America Inc.

The following sets forth the name, position and principal occupation of each director and executive officer of KAI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
Larry G. Swets, Jr.	President and Chief Executive Officer; Director; executive
William A. Hickey, Jr.	VP, COO and Director; executive
Hassan Raza Baqar	VP and Treasurer; executive
Leeann H. Repta	VP; manager
Robert P. Hames	VP; executive
Kelly A. Marketti	VP and Secretary; accountant
John Fitzgerald	VP; executive